[Simtek Letterhead]





November 13, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Simtek Corporation, a Delaware corporation ("Simtek") Registration Statement on Form S-1 (the "Registration Statement") and Documents Incorporated by Reference Therein
     Filed October 19, 2006
     File No. 333-138097

To Whom It May Concern:

We are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission ("SEC") our responses to the SEC's Comment Letter dated October 23, 2006 with respect to the Registration Statement. Each comment from the Comment Letter has been reproduced below, followed by our response.

Form 10-K/A for the fiscal year ended December 31, 2005
-------------------------------------------------------

Consolidated Balance Sheets, page 49
------------------------------------

1. Comment: We note that you have recorded temporary equity of $8,458,926 relating to your sale of 68,750,000 shares of common stock on December 30, 2005. You state in Note 5 that in connection with the sale of these shares, you executed a registration rights agreement. This agreement requires you to register these shares and maintain effectiveness of the registration statement, or otherwise be subject to cash penalties equal to 2% per month beginning in May 2006. You state that because the potential impact of these penalties is onerous, you have classified these shares as temporary equity in the balance sheet. Please explain to us how you concluded that the shares of common stock issued should be classified as temporary equity. In addition, tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

     Response: The Company considered whether the liquidated damages clause payable in cash affected the accounting for the financial instrument subject to the provisions of EITF 00-19. The Company's accounting for the registration right is mostly in-line with "View A" described in paragraphs 15 through 18 of EITF 05-04. The registration rights agreement and the shares were considered together as a unit and analyzed under EITF 00-19. The agreements were entered into contemporaneously and between the same parties.

The Company believes that the payment of the liquidated damages penalty should be combined with the Company's right to deliver unregistered shares in evaluating the financial instrument. The Company has two settlement alternatives: (a) the delivery of registered shares or (b) the delivery of unregistered shares, plus the liquidated damages cash penalty required to be paid under the registration rights agreement. The Company compared the maximum potential liquidated damages penalty under the registration rights agreement of approximately $4.6 million or 42% of the total proceeds ($11 million times 2% times 21 months(1)) to the difference between the fair values of the registered shares and unregistered shares. The Company determined that the maximum liquidated damages penalty was greater than the difference between the fair values of registered and unregistered shares of its common stock. Consequently, the delivery of unregistered shares would be considered an uneconomic alternative and the combined financial instrument was classified as temporary equity under the guidance of EITF 00-19, Paragraph 12.

Notes to Consolidated Financial Statements
------------------------------------------

Note 4.  Commitments, page 59
-----------------------------

2. Comment: We note that pursuant to the terms of your employment agreement with Mr. Blomquist, you issued 475,000 additional shares of stock to Mr. Blomquist. Please tell us and revise future filings to clearly disclose how you accounted for this share issuance.

     Response: Unless otherwise noted, all the share numbers and per share prices referenced in this response to Comment #2 are pre-reverse split numbers. Per the terms of Mr. Blomquist's employment agreement, Mr. Blomquist was required to purchase 200,000 shares of common stock from Simtek within four months of beginning employment. For each share of common stock Mr. Blomquist purchased from Simtek within six months of beginning employment, including the 200,000 shares he was required to purchase, Simtek granted him an additional share. The terms of the employment agreement defined the share price for the stock transactions to be a five day average before the day of the transaction. On May 19, 2005, Mr. Blomquist purchased 200,000 shares at a share price of $0.542 (the average close price of Simtek's common stock for the 5 days before the transaction). Simtek issued to Mr. Blomquist 200,000 matching shares for no additional consideration; such shares were assigned a per share price of $0.542 for Simtek's accounting purposes. On November 9, 2005, Mr. Blomquist purchased 275,000 shares at a share price of $0.298 (the average close price of Simtek's common stock for the 5 days before the transaction). Simtek issued to Mr. Blomquist 275,000 matching shares for no additional consideration; such shares were assigned a per share price of $0.298 for Simtek's accounting purposes. Both matching share transactions were recorded as an expense to administration with the offsetting entry going to equity. In future filings, we will disclose this accounting treatment for these shares.

Note 9.  Acquisition of Certain Assets from ZMD, page 68
--------------------------------------------------------

3. Comment: We note that you closed on the acquisition of the assets from ZMD on December 30, 2005 and that the acquisition of the assets is reflected in your audited balance sheet as of December 31, 2005. In this regard, please tell us why this footnote disclosure relating to the transaction is labeled as unaudited.


----------------------
     (1) The 21 months is derived by subtracting 3 months (the period under the registration rights agreement for causing the registration statement to become effective) from 24 months (the waiting period for being able to freely resell under 144(k)).



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


     Response: The reference to "Unaudited" in Footnote 9 is incorrect. The only information in Footnote 9 that is unaudited is the pro forma results of operations. Simtek will correct this in its December 31, 2006 financial statements to be filed with its Form 10-K.

4. Comment: You state that you acquired certain assets related to ZMD's nvSRAM product line. In addition, you simultaneously entered into a cross-licensing agreement with ZMD relating to certain technology. Finally, you entered into a five-year non-competition agreement with ZMD. Please respond to the following:

     o Comment: You state that you have not allocated any amounts to the license agreement because the intellectual property subject to that license is derived from your base technology and does not significantly enhance or change such technology. However, it appears that the licensing of this technology will be accretive to your revenues. Tell us how you considered paragraph 39 of SFAS 141 in performing the purchase price allocation. Specifically, tell us why you concluded that you were not required to allocate any amounts to the developed nvSRAM technology or any other identifiable intangible assets as a result of the contractual and legal rights arising from the new agreement.

          Response: Simtek agrees that on the surface the License Agreement with ZMD meets the definition of an intangible asset pursuant to paragraph 39 of SFAS 141. However, the product line acquired from ZMD does not utilize the technology included in the license and all such products are virtually identical to Simtek's products. In fact, Simtek pre-acquisition plan was to eliminate all of the products purchased from ZMD and replace them in the marketplace with Simtek products. Simtek started transitioning customers to Simtek products during 2006. In fact, Simtek has announced to customers that only Simtek products will be available beginning in 2007 and it has notified customers that last time buy orders for former ZMD parts must be received no later than September 30, 2006 for delivery no later than March 31, 2007. Since the technology subject to the license agreement was not used in the existing ZMD product-line and Simtek does not currently intend to utilize it, no value was assigned to the license agreement. Simtek acquired the licensed rights as part of the acquisition of all the assets related to the nvSRAM business of ZMD. There was no separate value negotiated for this agreement, nor would the purchase price have been reduced if it were excluded.

     o Comment: Please revise future filings to more clearly describe the reasons for the transaction, including the benefits of reacquiring the licensed technology and of reducing the effect of ZMD as a competitor. Discuss how this transaction has and will impact your position as a supplier of nvSRAM products.

          Response: We will revise future filings as requested.

     o Comment: You state that the value assigned to the non-competition agreement was based on an independent valuation performed by a third party. Please note that if you intend to incorporate this filing by






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


          reference into a registration statement, you must revise to name the expert and include his consent as an exhibit to the filing. See Securities Act Rule 436.

          Response: As stated in our financial statements, we used a third party valuation firm to value the ZMD non-competition agreement for purposes of allocating the specified purchase price among the various ZMD assets acquired. The third party was not named in the financial statements (or the registration statement into which the financial statements are incorporated) because the work performed was not of the type for which a person would typically be named as contemplated by Sections 7(a) and 11(a) of the Securities Act. We used the firm's work as a component for the preparation our financial statements, which financial statements were audited as stated in the report of our independent public accounting firm, Hein & Associates, LLP ("Hein"). Hein is named in the registration statement and we have filed Hein's consent as required by Rule 436 for experts who have been named. Hein was named in the registration statement as its report is incorporated into the registration statement and the information is set forth in the registration statement "upon the authority of or reliance upon such persons as experts" as contemplated by Rule 436. This is not the case of the third party valuation firm. Please also note that investors looking to our financial statements are already covered by Hein's report and Hein's role as a named expert.

          We understand the purpose of Rule 436 is to ensure that companies are not, without the expert's consent, "hyping" the connection with an "expert" and implying that the named expert has "expertized" a portion of the registration statement and thus is subject to Section 11 liability. This is not the case of our situation. We are not "selling" our securities based on the reputation or name of this valuation firm. It has been subsumed in our financial statements for which an expert has been named and filed a consent.

Form 10-Q/A as of March 31, 2006
--------------------------------

Note 2. Change in Accounting Principle, page 11
-----------------------------------------------

5. Comment: We note that you restated your first quarter results to record the entire amount of the non-refundable prepaid royalties as revenues upon the signing of the agreement with Cypress on March 24, 2006. Please address the following:

     o Explain to us how you concluded that it was appropriate to recognize as a gain $1.0 million of the upfront fee upon receipt. Please tell us about any additional obligations you have related to these agreements.

     o Tell us how you considered the guidance in Question 1 to SAB Topic 13A-3f in concluding on the appropriate accounting for the agreement.






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


     o Tell us how you concluded that each of the events that occurred in March 2006 and are scheduled to occur on June 30, 2006 and December 31, 2006 relating to this agreement represents a discrete earnings event of the culmination of an earnings process.

     o Since we note that pursuant to the agreement you have also agreed to participate in joint development with Cypress, please explain how you concluded that you have met your delivery obligations and the delivery and performance criteria outlined in SAB Topic 13A.

     o    We may have further comment upon our review of your response.

Response: The agreement with Cypress defines the prepaid royalty payments as non-refundable. In essence, they are minimum guaranteed royalty payments. Once Cypress uses our technology in a product, the license is in perpetuity for that product. The agreement requires non-refundable prepayments totaling $4 million. The payments are due as follows: $2 million upon execution of the contract, $1 million on June 30, 2006 and $1 million on December 31, 2006. The agreement also calls for Simtek to issue warrants to purchase 20 million (pre-reverse split) shares of its common stock for cash payment of $0.75 (pre-reverse split) per share. The warrants, while not tied to the royalty structure, will only be issued upon receipt of the royalty prepayments. In accordance with SFAS 123 and 123-R, Simtek allocated approximately 50% of the amount received from Cypress to the value of the warrant, based on an option pricing model.

Simtek believes that recognition of the $1 million as revenue when received is appropriate, as Simtek has fulfilled all of its obligations under the license agreement. Simtek is not obligated to perform any additional actions. Simtek believes that all of the requirements set forth in Statement of Financial Accounting Concepts No. 5 ("CONS5") "Recognition and Measurement in Financial Statements of Business Enterprises", and, Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements", were met, based on the following:

     o Statement of Financial Accounting Concepts No. 5 ("CONS5") "Recognition and Measurement in Financial Statements of Business Enterprises" states "...REVENUES ARE NOT RECOGNIZED UNTIL EARNED. REVENUES ARE CONSIDERED TO HAVE BEEN EARNED WHEN THE ENTITY HAS SUBSTANTIALLY ACCOMPLISHED WHAT IT MUST DO TO BE ENTITLED TO THE BENEFITS REPRESENTED BY THE REVENUES." (Emphasis added).

     o Paragraph 83 of CONS5 states "...recognition involves consideration of two factors (a) being realized or realizable and (b) being earned..."

     o    Paragraph 84 of CONS5 states:

          "In recognizing revenue and gains:

               a. The two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at the time of sale (usually meaning delivery).




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


               b. If sale or cash receipt (or both) precedes delivery (for example, magazine subscriptions), revenues may be realized by production and delivery.
               c. If product is contracted for before production, revenues may be recognized by a percentage-of-completion method.
               d. If services are rendered or rights to use assets extend continuously over time (for example, interest or rent) reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.

          o Staff Accounting Bulletin 104 revises certain issues in Topic 13 (Revenue Recognition) of the codification of staff accounting bulletins. Topic 13 is consistent with CONS5 and Staff Accounting Bulleting 101 as it states: "The staff believes that revenue generally is realized and earned when all of the following criteria are met:

               o    Persuasive evidence of an arrangement exists
               o    Delivery has occurred or services have been rendered
               o    The seller's price to buyer is fixed or determinable, and
               o    Collectibility is reasonably assured."

          o Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" states: "...Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. SFAC No. 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, AND REVENUES ARE CONSIDERED TO HAVE BEEN EARNED WHEN THE ENTITY HAS SUBSTANTIALLY ACCOMPLISHED WHAT IT MUST DO TO BE ENTITLED TO THE BENEFITS REPRESENTED BY THE REVENUES."(Emphasis added).

The "Facts" in Question 1 to SAB Topic 13A-3f state:
     "Registrants may negotiate arrangements pursuant to which they may receive nonrefundable fees upon entering into arrangements or on certain specified dates. The fees may ostensibly be received for conveyance of a license or other intangible right or for delivery of particular products or services. Various business factors may influence how the registrant and customer structure the payment terms. For example, in exchange for a greater up-front fee for an intangible right, the registrant may be willing to receive lower unit prices for related products to be delivered in the future. In some circumstances, the right, product, or service conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the registrant's performance of the other elements of the arrangement. Therefore, in the absence of the registrant's continuing involvement under the arrangement, the customer would not have paid the fee."

In this particular circumstance, Simtek's only obligation was to grant Cypress the right to utilize Simtek's patented technology. Simtek is not required to assist Cypress with its development efforts. Cypress is much larger than Simtek and is fully capable of such development on its own.

The events that occurred in March 2006 and June 2006 and the one scheduled in December 2006 are all related to the license agreement signed in March 2006.





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


Smitek's obligations as to the license agreement were fully satisfied at the time the license agreement was signed. However, because Simtek could not guarantee that each of the cash payments, i.e. collectibility, was reasonably assured, Simtek concluded that the revenue should be recognized upon receipt of the payment.

The participation in the joint development agreement with Cypress is independent of the license agreement. It is possible that Cypress may sell products that result from the joint development effort and be subject to a royalty payment, but there is no requirement that such products be developed. The license agreement allows Cypress to embed Simtek's non-volatile technology into Cypress' proprietary "Programmable Systems on a Chip".

Form 8-K dated July 25, 2006
----------------------------

6. Comment: We note that you filed this Item 8.01 Form 8-K to disclose a restatement of your results for the first quarter ended March 31, 2006. Item
4.02 of Form 8-K. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 Accounting Changes and Error Corrections).

     Please tell us if you believe the periodic report you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

     Response: On July 24, 2006, Simtek concluded that the accounting treatment of the non-refundable advance royalty payments from Cypress under the March 2006 License and Development Agreement was incorrect and that it needed to restate its results for the quarter ended March 31, 2006. Two business days later, on July 26, 2006, Simtek filed a Form 8-K disclosing this information under Item
8.01. No disclosure was included under Item 4.02 of this Form 8-K because Simtek concluded, pursuant to a company/officer decision, that Simtek was not required to file an Item 4.02 Form 8-K as the restatement of the results for the quarter ended March 31, 2006 resulted in an increase in the revenue for such quarter.

Form 8-K dated July 28, 2006
----------------------------

7. Comment: We note that you present non-GAAP financial measures of "pro forma loss from continuing operations" and "pro forma loss per share from continuing operations." Please note that the pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.





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


     Response: We understand your comment regarding the use of the term "Pro Forma". We will revise our presentation in future filings.

Form 8-K dated September 21, 2006
---------------------------------

8. Comment: We note that you have issued warrants to purchase shares of your common stock and that these warrants are covered by your registration rights agreement. We note the registration rights agreement contains liquidated damages of 2% of the aggregate purchase price paid by the holders for each month you fail to meet the requirements of the registration rights agreement. Finally, we note that these liquidated damages are to be paid in shares of your stock and these shares are subject to the registration rights agreement. Please address the following:

     o Tell us how you have considered the guidance provided in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding how to account for this instrument. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

     o Tell us how you intend to apply the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the warrant is a freestanding derivative that should be classified as a liability on your balance sheet and accounted for at fair value under SFAS 133.

     Response: The registration rights agreement dated September 21, 2006 included a provision (in Section 2(b) thereof) stating that Simtek shall not be liable for liquidated damages with respect to the warrants or the common stock underlying the warrants. As such, we believe any accounting treatment implicated by the existence of liquidated damages provisions in the registration rights agreements is not applicable to the warrants or the common stock underlying the warrants.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Brian Alleman at (719) 531-9444.

Sincerely,

/s/  BRIAN ALLEMAN

Brian Alleman, Chief Financial Officer

cc:  Garth B. Jensen, Esq., Holme Roberts & Owen LLP






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